

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Clay Whitehead
Chief Executive Officer
Plum Acquisition Corp. I
339 Seaview Ave. Piedmont, California 94610
Piedmont, California 94610

> **Re: Plum Acquisition Corp. I**
> **Registration Statement on Form S-1**
> **Filed February 19, 2021**
> **File No. 333-253331**

Dear Mr. Whitehead:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary, page 1

1.   Refer to your disclosure regarding your 2 and 20 pledge on page 3. Please revise to clarify what you mean when you state that you will donate 2% of your "retained promote" to DEI related causes. Please also clarify how you intend to measure whether you have filled 20% of your board seats with "diverse candidates with notable ability to add value to our acquired asset" and whether your current board meets that threshold.

General

2.   Please ensure that the registration statement is signed by your authorized representative in the United States.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance